Exhibit 1

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[LOGO]
                                                           Paris, May 13th, 2003

Press release

                            HAVAS 1st Quarter 2003 :

                            o  Billings : (euro)2.7 billion

                            o  Revenue: (euro)402 million

                            o  Organic Growth : -5.8%

Havas announces first quarter billings of (euro)2.7 billion and revenue of
(euro)402 million.

Excluding the effects of changes in exchange rate and scope, the organic change was - 5.8%.

Excluding the effects of changes in exchange rate, before scope changes, revenue was down 8.6%. The negative 12.2 % exchange rate impact resulted primarily from an 18.4% decline in the dollar relative to the euro between Q1 2002 and Q1 2003.

      I. Analysis of the 1st quarter 2003

The first quarter 2003 figures reflect the uncertain geo-political climate. The evolution in organic growth was more negative in March than in the first two months of the year, particularly in speciality communications and in marketing services and mainly in the USA and the UK, which together represent approximately two thirds of Group revenue.

This significant drop in March, mainly in these two countries, results largely from a certain number of clients suspending some "one-off" communications initiatives when the war began in Iraq.

These reductions are generally unrelated to those that took place in the UK in the last quarter 2002 because they primarily involve different clients and sectors.

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Q1 2003 performance should be considered in the context of the same period last year, which was down by 5.5% compared to the first quarter 2001, a better performance than most of our principal competitors.

Analysis of the 1st quarter figures shows a number of moderately positive signs, due in part to the rapid outcome of the Iraq conflict:

      >> In sequential terms, the evolution of the first quarter (-5.8%) shows an improvement following a negative trend of 6.7% in the fourth quarter 2002.

      >> Both the American market and traditional advertising appear relatively stable.

      >> The Group's 20 most significant accounts have grown over the same period.

      >> Clients in the healthcare sector remain dynamic, despite a slight decline in the quarter due primarily to timing differences of some expenditure. We do not believe this will impact the positive outlook for the year in a sector in which Havas is strongly positioned and continues to develop through major new business wins (e.g. Aventis).

      >> The outlook for the consumer goods sector, in which the Group has strengthened its position with Reckitt Benckiser, also remains promising.

While these positive factors seem to indicate that performance over the coming months is likely to be stable, they do not alter the general consensus that an industry recovery will not occur before 2004.

                          Analysis by geographical zone

                                       Revenue       Revenue      Organic Growth
   ((euro)million)                      Q1-03         Q1-02       Q1-03 vs Q1-02
--------------------------------------------------------------------------------
Europe                                    197          232            -10.0%
--------------------------------------------------------------------------------
North America                             179          235            -2.6%
--------------------------------------------------------------------------------
South America                              11           20            -10.2%
--------------------------------------------------------------------------------
Asia-Pacific                               14           15            +13.3%
--------------------------------------------------------------------------------
TOTAL                                     402          501            -5.8%
--------------------------------------------------------------------------------

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                             Analysis by discipline

                                           Revenue     Revenue    Organic Growth
    ((euro)million)                         Q1-03       Q1-02     Q1-03 vs Q1-02
--------------------------------------------------------------------------------
Traditional advertising                      199         232         -1.3%
(including media)
--------------------------------------------------------------------------------
Marketing Services:                          203         269         -9.7%
--------------------------------------------------------------------------------
   Marketing Communication                   144         196         -10.9%
--------------------------------------------------------------------------------
   Speciality Communication                   59          73         -6.7%
--------------------------------------------------------------------------------
TOTAL                                        402         501         -5.8%
--------------------------------------------------------------------------------

      II. New Business 1st quarter 2003

The Group's net new business(1) is up 18.6% compared to the first quarter 2002, in a new business environment which is down 20% for the same period. Havas was ranked second by Credit Suisse First Boston(2) in terms of new business wins as a percentage of revenue. During this period Havas won (euro)670 million in net new business billings. This satisfactory performance demonstrates the Group's capacity to succeed in integrated communications pitches both on a global and local level. The first quarter was significant for the launch of Intel's Centrino and the winning of MCI Corporate and Aventis.

In the first quarter, the other major new business wins were:

Creation:  Agilent, Emporio Armani (L'Oreal), Colonial Williamsburg, Accucard

Media:  ING, Peugeot / Citroen Portugal, Pronosticos Deportivo, MCI Corporate

Marketing Communication:   Upromise, Wanadoo, Leapfrog

Speciality Communication:  Bank of Ireland, France Telecom, Tarka (Abbott)

Since the end of the first quarter the Group has won Cap Gemini (on a global basis), Peugeot (China) and Carrefour (Argentina).

The main losses are:

American Legacy (Media), Office Depot US (Media), Microsoft UK (Marketing Services).

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(1) Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.

(2) CSFB Report, Advertising Agencies Q1 New Business Review, published on April 17th 2003

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      III. Cost Reduction

Havas continues to focus on cost reduction through various initiatives including:

      >>    On-going "rightsizing" in the agencies

      >>    Simplification of Headquarters structure

      >>    Centralized purchasing of some key goods and services

      IV. Free cash flow

Havas is also continuing to pursue its plan to maximise free cash flow as follows:

      >> The free cash flow improvement program is currently being extended to all the Group's subsidiaries.

      >>    No acquisition has been carried out since the beginning of the year.

      >>    Capex remains strictly controlled.

      V. Debt Management

In 2003, the Group has acquired and retired 5,290,000 convertible bonds issued in December 2000, corresponding to a nominal value of (euro)114.3 million. The purchase cost was (euro) 109.6 million. This operation, made possible by some significant market opportunities, is part of an overall Group plan to address the possible reimbursement of its convertible bonds in 2006.

      VI. Outlook 2003

Commenting on these figures, Alain de Pouzilhac, Chairman and CEO of Havas, stated: << The evolution of our revenue for the first quarter 2003 is in line with forecasts, in the geo-political, macro-economic situation that we knew would be uncertain.

We re-affirm our two key objectives for 2003: pursue the improvement of our EBIT ratio compared to last year and continue to improve our free cash flow to reduce our debt. We also continue to reduce our costs.

As for the evolution of our revenue we remain cautiously optimistic for the three remaining quarters. While we do not see any strong signs of a recovery as yet, we do believe that the trend for communications spend will be positive for the rest of the year 2003 >>.

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,700 people. Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization.

Contacts:                    Simon Gillham

                             Tel: +33 (0) 1 58 47 90 40
                             simon.gillham@havas.com

                             Virginia Jeanson
                              Tel: +33 (0) 1 58 47 91 34
                             virginia.jeanson@havas.com

                             Lawrence Cheung
                             Tel: +33 (0)1 58 47 91 35
                             lawrence.cheung@havas.com

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APPENDIX 1

1st quarter Organic Growth

                                                           M(euro)

1. 2002 Q1  REVENUE                                             501

2. FX impact*                                                   (61)      -12.2%

                                                          ----------
3. 2002 Q1 Revenue at 2003 rates                                440

4. Impact of companies sold or closed during 2002                (8)

5. Impact of changes in method in 2002                           (7)

6. Impact of acquisitions                                         2

                                                          ----------
7. 2002 Q1 REVENUE at constant currency and scope               427       100.0%

                                                          ----------
8. 2003 Q1 REVENUE                                              402
                                                          ==========

9.  Q1 Organic growth                                           (25)       -5.8%

* The negative impact of the variation of exchange rates on revenue is (euro) 61 million. Of this, the effect of the $ fluctuation is about (euro) 42 million, (pound) fluctuation is about (euro) 8 million
BRL fluctuation is about (euro) 5 million.